Exhibit 99.4

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

On June 25, 2021, Akumin Inc. (“Akumin” or the “Company”) announced that it entered into a definitive purchase agreement through one of its wholly own subsidiary to acquire Alliance HealthCare Services Inc. (“Alliance”) by acquiring all of the issued and outstanding equity interests of Alliance’s parent company, Thaihot Investment Company US Limited, for a purchase price of $757.4 million plus the assumption of approximately $62.6 million of Alliance’s outstanding equipment financing liabilities (the “Acquisition”). The Acquisition is expected to close in the third quarter of 2021.

The unaudited pro forma combined financial information, which has been prepared in accordance with Article 11 of Regulation S-X, is based on the respective historical consolidated financial statements of Akumin and Alliance for the periods referenced herein, and has been prepared to reflect the Acquisition and the financing structure established to fund the Acquisition, more fully described in Note 2. The unaudited pro forma combined statement of financial position has been prepared to give effect to the Acquisition and related financings as if they were completed on March 31, 2021. The unaudited pro forma combined statements of comprehensive loss for the year ended December 31, 2020 and for the three months ended March 31, 2021 and March 31, 2020 assume that the Acquisition and related financing arrangements were completed on January 1, 2020. Pro forma adjustments reflected in the pro forma financial statements are based on available information and certain assumptions that Akumin believes are reasonable and supportable, and do not reflect the cost of any integration activities or benefits from the Acquisition, including potential synergies that may be derived in future periods. The pro forma financial statements are presented for illustrative purposes only and do not necessarily reflect the actual results of operations of Akumin had the Acquisition occurred at the dates indicated or project the results of operations of Akumin for any future date or period.

The pro forma financial statements should be read in conjunction with the following documents:

•

Akumin’s audited consolidated financial statements as of December 31, 2020 and 2019 and for the years then ended, and management’s discussion and analysis of financial condition and results of operations for the same periods;

•

Alliance’s audited consolidated financial statements as of December 31, 2020 and 2019 and for the years then ended, and management’s discussion and analysis of financial condition and results of operations for the same periods;

•

Akumin’s unaudited consolidated financial statements as of March 31, 2021 and 2020 and for the three-month periods then ended, and management’s discussion and analysis of financial condition and results of operations for the same periods; and

•

Alliance’s unaudited consolidated financial statements as of March 31, 2021 and 2020 and for the three-month periods then ended, and management’s discussion and analysis of financial condition and results of operations for the same periods.

AKUMIN INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF FINANCIAL POSITION

AS AT MARCH 31, 2021

	Historical Financial Statements (Note 7)		Pro Forma Adjustments			Pro forma combined
(In US$’000)	Akumin	Alliance (Note 6)	Transaction accounting adjustments	Note
Current assets
Cash and cash equivalents	122,725	23,924	(715,035)	4	(a)	72,748
			(23,924)	4	(a)
			492,500	4	(b)
			10,221	4	(d)
			196,000	4	(e)
			(23,872)	4	(c)
			(9,791)	4	(g)
Accounts receivable	95,886	70,292				166,178
Prepaid expenses and other current assets	2,550	17,661				20,211

Total current assets	221,161	111,877	(73,901)			259,137
Non-current assets
Property and equipment	79,208	159,859	171,904	4	(a)	410,971
Operating lease right-of-use assets	124,605	88,230				212,835
Goodwill	360,604	93,996	(93,996)	4	(a)	866,207
			505,603	4	(a)
Intangible assets	6,098	137,141	329,983	4	(a)	473,222
Security deposits and other assets	4,325	25,255				29,580
Other investments	8,411	3,003				11,414

Total assets	804,412	619,361	839,593			2,263,366

Current liabilities
Accounts payable and accrued liabilities	43,006	86,554	(6,912)	4	(a)	122,648
Current portion of finance lease liabilities	3,432	4,398				7,830
Current portion of operating lease liabilities	9,417	19,887				29,304
Current portion of long-term debt	411	37,490	(20,250)	4	(a)	17,651
Earn-out liability	4,689	—				4,689

Total current liabilities	60,955	148,329	(27,162)			182,122
Non-current liabilities
Finance lease liabilities	12,065	3,374				15,439
Operating lease liabilities	120,863	74,238				195,101
Long-term debt	467,480	560,595	(506,960)	4	(a)	1,192,982
			492,500	4	(b)
			179,367	4	(e)
Other long-term liabilities	1,346	16,070	(6,845)	4	(a)	10,571
Deferred tax liabilities	860	3,184	133,000	4	(a)	137,044

Total liabilities	663,569	805,790	263,901			1,733,260

Shareholders’ equity
Common shares and additional paid-in capital	161,392	78,393	(78,393)	4	(a)	230,632
			42,386	4	(a)
			9,354	4	(d)
			17,500	4	(f)
Accumulated other comprehensive loss	—	(11,663)	11,663	4	(a)	—
Accumulated deficit	(26,079)	(330,424)	330,424	4	(a)	(59,742)
			(23,872)	4	(c)
			(9,791)	4	(g)

Equity attributable to shareholders of the Company	135,313	(263,694)	299,271			170,890
Non-controlling interests	5,530	77,265	276,422	4	(a)	359,217

Total shareholders’ equity	140,843	(186,429)	575,693			530,107

Total liabilities and shareholders’ equity	804,412	619,361	839,593			2,263,366

AKUMIN INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF COMPREHENSIVE LOSS

FOR THE YEAR ENDED DECEMBER 31, 2020

	Historical Financial Statements (Note 7)		Pro Forma Adjustments			Pro forma combined
(In US$’000)	Akumin	Alliance	Transaction accounting adjustments	Note
Revenue	251,283	496,208				747,491
Cost of operations, excluding depreciation and amortization	199,887	387,510				587,397
Depreciation and amortization	20,460	67,110	121,415	5	(a)	208,985
Operational financial instruments revaluation and other ( gains) losses	(3,908)	5,812	(5,812)	5	(c)	(3,908)
Impairment charges	—	29,580				29,580

Income from operations	34,844	6,196	(115,603)			(74,563)
Other income and expenses
Interest expense	32,781	50,669	31,875	5	(b)	101,719
			(47,273)	5	(c)
			23,876	5	(e)
			9,791	5	(f)
Loss on extinguishment or modification of debt	—	14,614	(14,614)	5	(c)	—
Other financial instruments revaluation and other ( gains) losses	22,079	—				22,079
Settlement costs and other ( recoveries)	2,324	(8,156)				(5,832)
Acquisition-related costs	1,079	1,358	23,872	5	(d)	26,309
Earnings from unconsolidated investee	—	(1,276)				(1,276)

Income ( loss) before income taxes	(23,419)	(51,013)	(143,130)			(217,562)
		—
Income tax provision (benefit)	(5,751)	264	(37,432)	5	(f)	(42,919)

Net income ( loss) for the period	(17,668)	(51,277)	(105,697)			(174,642)

Less: Net income attributable to noncontrolling interest	2,729	12,132				14,861

Net income ( loss) attributable to common shareholders	(20,397)	(63,409)	(105,697)			(189,503)

Comprehensive loss, net of taxes:
Net income (loss) for the period	(17,668)	(51,277)	(105,697)			(174,642)
Unrealized loss on hedging transactions, net of taxes	—	(6,325)	6,325	5	(c)	—
Reclassification adjustment for losses included in net loss, net of taxes	—	5,812	(5,812)	5	(c)	—
Foreign currency translation adjustment	—	1				1

Comprehensive loss, net of taxes	(17,668)	(51,789)	(105,184)			(174,641)

Less: Comprehensive income attributable to noncontrolling interest	2,729	12,132				14,861

Comprehensive loss attributable to common shareholders	(20,397)	(63,921)	(105,184)			(189,502)

Net income (loss) per share - basic and diluted (in $)	(0.29)			5	(h)	2.16

AKUMIN INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

	Historical Financial Statements (Note 7)		Pro Forma Adjustments			Pro forma combined
(In US$’000)	Akumin	Alliance	Transaction accounting adjustments	Note
Revenue	66,889	119,513				186,402
Cost of operations, excluding depreciation and amortization	53,551	94,006				147,557
Depreciation and amortization	5,576	15,211	31,921	5	(a)	52,708
Operational financial instruments revaluation and other ( gains) losses	90	1,606	(1,606)	5	(c)	90

Income from operations	7,672	8,690	(30,315)			(13,953)
Other income and expenses
Interest expense	8,368	14,357	7,969	5	(b)	22,928
			(13,735)	5	(c)
			5,969	5	(e)
Other financial instruments revaluation and other ( gains) losses	(3,366)	—				(3,366)
Settlement costs and other ( recoveries)	(24)	(42)				(66)
Acquisition-related costs	1,279	704				1,983
Earnings from unconsolidated investee	—	(317)				(317)

Income ( loss) before income taxes	1,415	(6,012)	(30,518)			(35,115)
Income tax provision (benefit)	281	—	(8,087)	5	(g)	(7,806)

Net income ( loss) for the period	1,134	(6,012)	(22,431)			(27,309)

Less: Net income attributable to noncontrolling interest	453	3,895				4,348

Net income ( loss) attributable to common shareholders	681	(9,907)	(22,431)			(31,657)

Comprehensive loss, net of taxes:
Net income (loss) for the period	1,134	(6,012)	(22,431)			(27,309)
Unrealized gain (loss) on hedging transactions, net of taxes	—	(404)	404	5	(c)	—
Reclassification adjustment for losses included in net loss, net of taxes	—	1,606	(1,606)	5	(c)	—
Foreign currency translation adjustment	—	—				—

Comprehensive loss, net of taxes	1,134	(4,810)	(23,633)			(27,309)

Less: Comprehensive income attributable to noncontrolling interest	453	3,895				4,348

Comprehensive loss attributable to common shareholders	681	(8,705)	(23,633)			(31,657)

Net income (loss) per share - basic and diluted (in $)	0.01			5	(h)	(0.35)

AKUMIN INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED MARCH 31, 2020

	Historical Financial Statements (Note 7)		Pro Forma Adjustments			Pro forma combined
(In US$’000)	Akumin	Alliance	Transaction accounting adjustments	Note
Revenue	71,262	132,405				203,667
Cost of operations, excluding depreciation and amortization	56,945	108,538				165,483
Depreciation and amortization	4,987	16,994	30,138	5	(a)	52,119
Operational financial instruments revaluation and other ( gains) losses	(6,267)	986	(986)			(6,267)

Income from operations	15,597	5,887	(29,152)			(7,668)
Other income and expenses
Interest expense	7,463	12,213	7,969	5	(b)	32,103
			(11,302)	5	(c)
			5,969	5	(e)
			9,791	5	(f)
Other financial instruments revaluation and other ( gains) losses	4,263	—				4,263
Settlement costs and other ( recoveries)	356	270				626
Acquisition-related costs	219	514	23,872	5	(d)	24,605
Earnings from unconsolidated investee	—	(309)				(309)

Income ( loss) before income taxes	3,296	(6,801)	(65,451)			(68,956)
Income tax provision (benefit)	445	38	(17,345)	5	(g)	(16,862)

Net income ( loss) for the period	2,851	(6,839)	(48,106)			(52,094)

Less: Net income attributable to noncontrolling interest	615	4,727				5,342

Net income ( loss) attributable to common shareholders	2,236	(11,566)	(48,106)			(57,436)

Comprehensive loss, net of taxes:
Net income (loss) for the period	2,851	(6,839)	(48,106)			(52,094)
Unrealized gain (loss) on hedging transactions, net of taxes	—	(5,893)	5,893	5	(c)	—
Reclassification adjustment for losses included in net loss, net of taxes	—	986	(986)	5	(c)	—
Foreign currency translation adjustment	—	(30)				(30)

Comprehensive loss, net of taxes	2,851	(11,776)	(43,199)			(52,124)

Less: Comprehensive income attributable to noncontrolling interest	615	4,727				5,342

Comprehensive loss attributable to common shareholders	2,236	(16,503)	(43,199)			(57,466)

Net income (loss) per share - basic and diluted (in $)	0.03			5	(h)	(0.64)

AKUMIN INC.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Note 1. Basis of presentation

The pro forma combined financial statements are based on the respective historical consolidated financial statements of Akumin and Alliance, and has been prepared to reflect the Acquisition and the financing structure established to fund the Acquisition.

The unaudited pro forma combined statement of financial position has been prepared to give effect to the Acquisition and related financing arrangements as if it was completed on March 31, 2021. The unaudited pro forma combined statements of comprehensive loss for the year ended December 31, 2020 and for the three months ended March 31, 2021 and March 31, 2020 assume that the Acquisition and related financing arrangements were completed on January 1, 2020. Pro forma adjustments reflected in the pro forma financial statements are based on available information and certain assumptions that Akumin believes are reasonable and supportable, and do not reflect the cost of any integration activities or benefits from the Acquisition, including potential synergies that may be derived in future periods. The pro forma financial statements are presented for illustrative purposes only and do not necessarily reflect the actual results of operations of Akumin had the Acquisition occurred at the dates indicated or project the results of operations of Akumin for any future date or period. The pro forma combined financial statements have been prepared on the basis of the assumptions and adjustments described below and in subsequent notes.

The pro forma financial statements were prepared using the acquisition method of accounting in accordance with ASC 805 Business Combinations, with Akumin being the legal and accounting acquirer of Alliance. Under the acquisition method, the fair value of the purchase consideration, as well as the assets acquired and liabilities assumed is based on valuation which involves judgment. Accordingly, the transaction accounting pro forma adjustments have been recorded based on preliminary estimates of fair value, which have been made solely for the purpose of preparing these pro forma financial statements. Actual fair value may vary from these preliminary estimates and the differences could have a material impact on the accompanying pro forma financial statements and Akumin’s future results of operations and financial position. Accordingly, there can be no assurance that the final allocation of the purchase price will not differ from the preliminary allocation reflected in the pro forma financial statements. Additionally, since the Acquisition has not yet closed as of the date the pro forma financial statements were prepared, it was necessary for Akumin’s management to make assumptions and estimates with respect to certain elements of the source of financing. Actual composition and terms of the financing arrangements may differ from management’s assumptions and estimates, which may also have a material impact on the accompanying pro forma financial statements and Akumin’s future results of operations and financial position.

The pro forma adjustments are based upon the best available information and certain assumptions that Akumin believes to be reasonable. The accounting policies used to compute the pro forma adjustments include all adjustments necessary for the fair presentation of the Acquisition in accordance with the recognition and measurement principles of accounting principles generally accepted in the United States of America (“U.S. GAAP”) and incorporate the significant accounting policies expected to be used to prepare Akumin’s future consolidated financial statements.

There are no material transactions undertaken between Akumin and Alliance during the periods presented in the pro forma financial statements that would need to be eliminated.

Certain reclassifications have been made to Akumin’s and Alliance’s respective historical financial statements in preparation of the pro forma financial statements to conform to the financial statement presentation expected to be adopted post-closing of the Acquisition as described in the notes below.

Unless indicated otherwise in the notes to the pro forma financial statements, Akumin applied applicable enacted statutory tax rates in 2021, and has used a tax rate of 26.5 percent to calculate the tax impact of the pro forma adjustments. These rates may be subject to change and may not be reflective of Akumin´s effective tax rate for future periods after consummation of the Acquisition.

Note 2. Financing of the Acquisition

The total purchase price is expected to consist of:

1)	$715.0 million – Cash;

2)	$62.6 million – Assumption of Alliance’s existing capital leases and other debt-like obligations; and

3)

$42.4 million – Issuance of Akumin common shares to the Seller, equal to 19.99% of Akumin’s issued and outstanding common shares immediately prior to the signing of the definitive purchase agreement at $2.98 per share, which was priced on the basis of the volume-weighted average trading price of the common shares on the NASDAQ for the five trading days ending on the trading day immediately prior to the signing of the definitive purchase agreement.

Akumin intends to finance the $715 million cash purchase price payable on closing of the Acquisition as follows:

1)	$492.5 million –Proceeds from the issuance of $500 million of Notes offered hereby, net of issuance costs;

2)

$186.2 million of proceeds from the issuance of $200 million Series A Unsecured Notes due 2032/2033 to Stonepeak, net of issuance costs, less $9.8 million cash commitment fees paid to Stonepeak for its $489.6 million additional capital commitment;

3)	$10.2 million – Proceeds from the issuance of Akumin’s common shares to Stonepeak, net of issuance costs;

4)	$26.1 million – Cash on hand.

As a part of the issuance of Series A Unsecured Notes and the issuance of common shares to Stonepeak, Akumin expects to issue to Stonepeak approximately 10,067,114 warrants to acquire Akumin’s common shares at the Issue Price, expiring 10 years from the date of issuance.

Note 3. Preliminary purchase price allocation

The Acquisition will be accounted for as a business combination using the acquisition method of accounting in conformity with U.S. GAAP. Under this method, the assets acquired, liabilities assumed and non-controlling interest of the acquiree have been recorded based on preliminary estimates of fair value. In the preliminary purchase price allocation, the difference between the purchase consideration and book value of assets acquired and liabilities assumed by Akumin was allocated based on management’s judgment and assumptions. Note that assets acquired and liabilities assumed in the Acquisition exclude certain significant items reflected in Alliance’s historical consolidated statement of financial position. The estimated fair value of the purchase consideration and the net identifiable assets acquired are as follows:

(in US$0 00’)	Fair value
Assets acquired:
Accounts receivable	70,292
Prepaid expenses and other current assets	17,661
Property and equipment	331,763
Operating lease right-of-use assets	88,230
Identifiable intangible assets	467,124
Security deposits and other assets	25,255
Other investments	3,003
Liabilities assumed:
Accounts payable and accrued liabilities	79,642
Current portion of finance lease liabilities	4,398
Current portion of operating lease liabilities	19,887
Current portion of long-term debt	17,240
Finance lease liabilities	3,374
Operating lease liabilities	74,238
Long-term debt	53,635
Other long-term liabilities	9,225
Deferred tax liabilities	3,184
Deferred tax liabilities arising from purchase accounting	133,000
Net identifiable assets	605,505
Fair value of purchase consideration
Cash	715,035
Akumin common shares	42,386

Fair value of purchase consideration for Alliance’s share of net identifiable assets	757,421
Fair value of NCI Alliance’s noncontrolling interest	353,687

Fair value of purchase price for the net identifiable assets	1,111,108
Goodwill	505,603

Note 4. Pro forma adjustments – unaudited pro forma combined statement of financial position

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma combined statement of financial position:

(a)	Purchase accounting using the acquisition method: Reflects the application of purchase accounting based on the preliminary purchase price allocation as shown in Note 3.

(b)	Issuance of the Notes: Reflects the issuance of the additional $500 million of Notes offered hereby to finance the Acquisition, net of issuance costs.

(c)

Transaction costs: As a result of the Acquisition, both Akumin and Alliance have incurred and will incur significant transaction costs. The adjustment reflects the accrual of expected total transaction costs that have not been recognized in the historical financial statements. These costs mainly relate to internal and external costs, including advisors’ fees, to prepare for and execute the Acquisition. Issuance costs of the Series A Unsecured Notes due 2023/2033, the Notes and the equity raise have been recorded as a reduction from the balances of long-term debt and common shares, respectively.

(d)

Issuance of Akumin’s common shares: Reflects the issuance of approximately 3.5 million Akumin’s common shares to Stonepeak at the Issue Price, net of cash issuance costs and issuance costs satisfied by the issuance of warrants to purchase Akumin’s common shares (see Note 4(f) below).

(e)

Issuance of Series A Unsecured Notes: Reflects the issuance of $200 million Series A Unsecured Notes due 2032/2033 to Stonepeak to finance the Acquisition, net of cash issuance costs and issuance costs satisfied by the issuance of warrants to purchase Akumin’s common shares (see Note 4(f) below).

(f)

Issuance of warrants to purchase Akumin’s common shares: Reflects the issuance of approximately 10,067,114 warrants to purchase Akumin’s common shares to Stonepeak, in connection with the issuance of the Series A Unsecured Notes and common shares as described in Notes 4(d) and 4(e) above. The warrants are treated as issuance costs of the Series A Unsecured Notes and the common shares in proportion to their respective fair value on the issuance date.

(g)

Commitment fees: In addition to the $200 million Series A Unsecured Notes issued to Stonepeak as described in note 4(e), Akumin has obtained an additional $489.6 million of capital commitment from Stonepeak as a form of back-up financing in the event that the offering of the Notes is not completed at the time the Acquisition closes. The adjustment reflects the 2% commitment fees paid to Stonepeak for providing the additional capital commitment.

Note 5. Pro forma adjustments – unaudited pro forma combined statement of comprehensive loss

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma combined statement of comprehensive loss:

(a)

Depreciation and amortization of fair value increment: Reflects the incremental amortization of property and equipment and definite-lived intangible assets as a result of the preliminary purchase price allocation as illustrated in Note 3. Definite-lived intangible assets arising from the Acquisition include trade name, customer relationships, and referral network. The depreciation of property and equipment is based on estimated useful lives range from 5 to 10 years, and the amortization of intangible assets is based on estimated useful lives of approximately 5 years.

(b)

Interest expense on Notes offered hereby: Reflects the net interest expense including amortization of issuance costs on the Notes offered hereby issued to finance the Acquisition at an assumed interest rate. If the current interest rate on the additional Notes offered hereby increases or decreases by 0.125%, net interest expense will increase or decrease by $625,000 per annum.

(c)

Reversal of interest expenses and related gains and losses on Alliance’s term loan and credit facilities: As Alliance’s term loan and credit facilities will not be assumed, related historical interest expenses have been reversed, together with gains and losses from the debt modification as well as the remeasurement of the related interest rate contracts.

(d)

Transaction costs: Estimated transaction costs associated with the Acquisition (see Note 4(c)) that have not been recognized in the historical statement of comprehensive income/loss have been recognized as a pro forma adjustment for the year ended December 31, 2020, assuming the Acquisition consummated as of January 1, 2020. Transaction costs included in the historical statement of comprehensive income/loss for the three months ended March 31, 2021 have not been reversed.

(e)	Interest expense on Series A Unsecured Notes: Reflects the net interest expense including amortization of issuance costs on the Series A Unsecured Notes issued to Stonepeak.

(f)

Commitment fees: Commitment fees paid to Stonepeak for providing the $489.6 million additional capital commitment (see Note 4(g)) have been recognized as a pro forma adjustment for the year ended December 31, 2020, assuming the Acquisition consummated as of January 1, 2020.

(g)	Effect of income taxes: Reflects tax impact of pro forma adjustments to the statement of comprehensive income/loss, computed at Akumin’s statutory tax rate of 26.5%.

(h)	Pro forma earnings (loss) per share: please see tables below for the calculation of pro forma earnings (loss) per share for each period presented:

For the year ended December 31, 2020	Akumin	Alliance	Pro Forma Adjustments	Pro Forma Combined
Net (loss) income attributable to common shareholders (in $000’s)	$(20,397)	$(63,409)	$(105,697)	$(189,503)
Weighted average basic and diluted common shares outstanding	70, 101, 618		17, 723, 570	87,825,188
Basic and diluted loss per share (in $)	$(0.29)			$(2.16)

For the three months ended March 31, 2021	Akumin	Alliance	Pro Forma Adjustments	Pro Forma Combined
Net (loss) income attributable to common shareholders (in $000’s)	$681	$(9,907)	$(22,431)	$(31,657)
Weighted average basic and diluted common shares outstanding	71,989,726		17,723,570	89, 713,296
Basic and diluted loss per share (in $)	$0.01			$(0.35)

For the three months ended March 31, 2020	Akumin	Alliance	Pro Forma Adjustments	Pro Forma Combined
Net (loss) income attributable to common shareholders (in $000’s)	$2,236	$(11,566)	$(48,106)	$(57,436)
Weighted average basic and diluted common shares outstanding	71,649,321		17,723,570	89,372,891
Basic and diluted loss per share (in $)	$0.03			$(0.64)

Note 6: Accounting principles conformation

Akumin adopted ASC 842 Leases (“ASC 842”) as of January 1, 2019, while Alliance has not adopted the accounting standard due to its status as a non-public business entity as defined under U.S. GAAP. The adjustments reflect the impact of adopting ASC 842 as of January 1, 2019 on Alliance’s historical statement of financial position, which includes recognizing lease liabilities and right-of-use assets for all operating leases where Alliance is the lessee. No adjustments are required on the unaudited pro forma combined statement of comprehensive loss, as the requirements under ASC 842 are largely consistent with Alliance’s current accounting treatment with respect to rent expenses. Please see below for a reconciliation from Alliance’s historical statement of financial position after reclassifications made in Note 7 to Alliance’s historical statement of financial position as shown on the face of the unaudited pro forma combined statement of financial position.

(In US$’000)	As at March 31, 2021, after reclassification (Note 7)	Adjustments to align accounting principles	As shown on pro forma combined statement of financial position
Current assets
Cash and cash equivalents	$23,924		$23,924
Accounts receivable	70,292		70,292
Prepaid expenses and other current assets	17,661		17,661

Total current assets	111,877	—	111,877
Non-current assets
Property and equipment	159,859		159,859
Operating lease right-of-use assets	—	88,230	88,230
Goodwill	93,996		93,996
Intangible assets	137,141		137,141
Security deposits and other assets	25,255		25,255
Other investments	3,003		3,003

Total assets	$531,131	$88,230	$619,361

Current liabilities
Accounts payable and accrued liabilities	$87,212	$(658)	$86,554
Current portion of finance lease liabilities	4,398		4,398
Current portion of operating lease liabilities	—	19,887	19,887
Current portion of long-term debt	37,490		37,490
Earn-out liability	—		—

Total current liabilities	129,100	19,229	148,329
Non-current liabilities
Finance lease liabilities	3,374		3,374
Operating lease liabilities	—	74,238	74,238
Long-term debt	560,595		560,595
Other long-term liabilities	21,307	(5,237)	16,070
Deferred tax liabilities	3,184		3,184
			—

Total liabilities	$717,560	$88,230	$805,790

Shareholders’ equity
Common shares and additional paid-in capital	$78,393		$78,393
Accumulated other comprehensive loss	(11,663)		(11,663)
Accumulated deficit	(330,424)		(330,424)

Equity attributable to shareholders of the Company	(263,694)		(263,694)
Non-controlling interests	77,265		77,265

Total shareholders’ equity	$(186,429)	$—	$(186,429)

Total liabilities and shareholders’ equity	$531,131	$88,230	$619,361

Note 7. Reclassifications of historical financial statements to conform presentation

The classification of certain items presented by Alliance has been modified in order to align with the presentation used by Akumin and the presentation expected to be adopted post-closing of the Acquisition. See below for reconciliations from Akumin and Alliance’s historical financial statements to the presentation of the pro forma financial statements.

Reconciliation from historical financial statements to historical information presented in unaudited pro forma combined statement of financial position

Akumin

Balance Sheet as at March 31, 2021
Historical classification	Amount ($’000)	Pro Forma classification
Finance lease liabilities	3,432	Current portion of finance lease liabilities
operating lease liabilities (right-of-use)	9,417	Current portion of operating lease liabilities
Senior loan payable	411	Current portion of long-term debt
Senior loan payable	467,480	Long-term debt
Accrued payroll taxes	1,346	Other long-term liabilities
Additional paid-in capital	161,392	Common shares and additional paid-in capital
Deficit	(26,079)	Accumulated deficit

Alliance

Balance Sheet as at March 31, 2021
Historical classification	Amount ($’000)	Pro Forma classification
Prepaid expenses	9,350
Other current assets	8,311

	17,661	Prepaid expenses and other current assets
Other intangible assets, net	137,141	Intangible assets
	25,255	Security deposits and other assets
	3,003	Other investments

Other assets	28,258
Accounts payable	21,924
Accrued compensation and related expenses	22,364
Other accrued liabilities	42,924

	87,212	Accounts payable and accrued liabilities
Current portion of obligations under capital leases	4,398	Current portion of finance lease liabilities
Long-term debt, net of current portion	560,595	Long-term debt
Obligations under capital leases, net of current portion	3,374	Finance lease liabilities
	21,307	Other long-term liabilities
	3,184	Deferred tax liabilities

Other liabilities	24,491
Common stock	193
Additional paid-in capital	78,200

	78,393	Common shares and additional paid-in capital

Reconciliation from historical financial statements to historical information presented in unaudited pro forma combined statement of comprehensive income/loss

Akumin

Income Statement for the year ended December 31, 2020
Historical classification	Amount ($’000)	Pro Forma classification
Service fees - net of allowances and discounts	243,981
Other revenue	7,302

	251,283	Revenue
Cost of operations, excluding depreciation and amortization	197,803
Stock- based compensation	2,084

	199,887	Cost of operations, excluding depreciation and amortization

Income Statement for the 3 months ended March 31, 2021 and March 31, 2020
Historical classification	For the 3 months ended March 31, 2021 ($’000)	For the 3 months ended March 31, 2020 ($’000)	Pro Forma classification
Service fees - net of allowances and discounts	66,392	70,637
Other revenue	497	625

	66,889	71,262	Revenue
Cost of operations, excluding depreciation and	53,124	56,354
Stock- based compensation	427	593

	53,551	56,946	Cost of operations, excluding depreciation and amortization

Alliance

Income Statement for the year ended December 31, 2020
Historical classification	Amount ($’000)	Pro Forma classification
Cost of revenues, excluding depreciation and amortization	307,028
Selling, general and administrative expenses	80,482

	387,510	Cost of operations, excluding depreciation and amortization
Transaction costs	1,358	Acquisition- related costs
Depreciation expense	54,870
Amortization expense	12,240

	67,110	Depreciation and amortization
Restructuring charges	1,124
Severance and related costs	1,870
Other income, net	(11,150)

	(8,156)	Settlement costs and other ( recoveries)
	5,812	Operational financial instruments revaluation and other (gains) losses
	50,669	Interest expense, net

Interest expense, net	56,481

Income Statement for the 3 months ended March 31, 2021 and March 31, 2020
Historical classification	For the 3 months ended March 31, 2021 ($’000)	For the 3 months ended March 31, 2020 ($’000)	Pro Forma classification
Cost of revenues, excluding depreciation and a	73,033	85,517
Selling, general and administrative expenses	20,973	23,021

	94,006	108,538	Cost of operations, excluding depreciation and amortization
Transaction costs	704	514	Acquisition- related costs
Depreciation expense	12,721	13,860
Amortization expense	2,490	3,134

	15,211	16,994	Depreciation and amortization
Restructuring charges	609	136
Severance and related costs	129	537
Other income, net	(780)	(403)

	(42)	270	Settlement costs and other ( recoveries)
	1,606	986	Operational financial instruments revaluation and other (gains) losses
	14,357	12,213	Interest expense, net

Interest expense, net	15,963	13,199